

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 24, 2009

Stephen W. Bershad
Chairman and Chief Executive Officer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, CT 06067

> **Re: Axsys Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 10, 2009**
> **File No. 000-16182**

Dear Mr. Bershad:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Governmental Review, page 6

1.   Please tell us why you withdrew, and re-filed, the original notifications.

Background of the Merger, page 16

2.   We note your response to prior comment 1 and reissue in part. We are unable to locate disclosure in the Background Section describing GD AIS's role, or lack thereof, in the negotiation process. We are also unable to find disclosure that

states that General Dynamics and Axsys agreed to have GD AIS enter into the merger agreement for "organizational reasons," as indicated in your response letter. Please include a statement as to GD AIS' role, or lack thereof, in the negotiation process. In addition, please revise this section to disclose the "organizational reasons" referred to in your response letter. To the extent the transaction structure (including the guaranty) was the subject of negotiation, please discuss.

3. We note your revised disclosure in the third paragraph of this section. Please further revise to disclose in greater detail Messrs. Bershad's and Baxt's discussions in late 2008 with respect to your recent performance and stock price, your prospects and the current state of the economy, and how these factors might affect your ability to successfully market yourself in an auction.

4. In response to prior comment 13, you state that the company did not consider during the auction process any alternatives, other than continuing as an independent entity. However, your current disclosure suggests that other alternatives were considered. For instance, in the fourth paragraph of this section you state that Jefferies was engaged to assist with "a possible sale *or other business transaction* involving Axsys." We also note your statement in the second bullet under "Axsys' Reasons for the Merger" that the board reviewed "possible alternatives" to a sale. If remaining independent was the only alternative considered by the company, please revise your disclosure to remove the implication that multiple alternatives were considered. Otherwise, please revise to disclose the various alternatives considered.

5. Refer to the second paragraph on page 17. You state that various bidders were unwilling to provide formal indications of interest due to the publicity surrounding the sale. While we note that three such bidders elected instead to provide you with informal preliminary indications of interest, it is unclear whether other bidders may have elected to avoid the auction process altogether. Therefore, the full impact of publicity on the auction process is difficult to assess. Please revise to disclose whether you are aware of specific potential bidders who indicated that they would neither participate on a formal basis nor preliminary basis due to concerns related to publicity.

6. Please confirm to us that the bidders that withdrew from the auction specifically disclosed to the company the reasons for withdrawal specified in the third sentence of the sixth paragraph on page 17. If the company is merely speculating as to the likely reasons that the bidders withdrew, please revise to clarify.

7.   Refer to the sixth paragraph on page 17. Given the positive feedback on your
        business from the bidders, did the board conduct any further discussions regarding
        whether to remain independent. Please revise accordingly.

8.   We note your response to prior comment 17 and your disclosure at the top of page
        18 that the other bid was "lower in price." Please revise to disclose the proposed
        consideration offered by the other bidder.

9.   We also note that the reference in the same paragraph to potential regulatory and
        other timing issues is vague. Please revise to provide additional detail regarding
        the positive and negative attributes of the competing offer. Note that your revised
        discussion should disclose the material terms of the competing offer.

10.   In the second full paragraph on page 18, you state that the merger agreement was
        negotiated by legal counsel to Axsys and General Dynamics between May 22,
        2009 and June 3, 2009. Please revise to provide more detailed disclosure
        regarding negotiations of the material terms of the merger agreement, including
        discussion of how disagreements (if any) between the parties as to material terms
        were resolved.

11.   It does not appear that you have revised your disclosure to address the issues
        raised in prior comment 18. Accordingly, we reissue the comment.

Opinion of Jeffries & Company, Inc., page 21

12.   We note your response to prior comment 21 and re-issue the comment. Please
        include a comprehensive table at the beginning of the section summarizing the
        range of values suggested by each material valuation methodology employed. We
        continue to believe that the chart provides investors with a useful summary of the
        information presented in this section.

13.   We note your response to prior comment 22 and reissue. Your statement that the
        methods of financial analysis are "not necessarily susceptible to partial analysis or
        summary description" would appear to disclaim responsibility for the accuracy
        and completeness of your disclosure. Please remove this disclosure.

14.   We note your response to prior comment 23 and reissue the comment. We do not
        agree that disclosure of relative weightings would create a misleading or
        incomplete view of the process. In this regard, we note your disclosure on page
        26 that Jeffries determined that the premium paid analysis for the 1-day and 4-
        weeks prior to June 2, 2009 was "not particularly meaningful."

15.   We note your response to prior comment 24. Please disclose, if true, that the May 21, 2009 preliminary valuation analysis was substantially similar to the final valuation analysis presented to the board on June 3, 2009.

Historical Trading Analysis, page 23

16.   We note your response to prior comment 26. With a view to disclosure, please tell us whether Jeffries utilized any quantitative parameters to determine the reasonable similarity of the businesses, end markets and operating profiles of the five companies.

17.   We note your response to prior comment 27. It is not clear to us how the historical trading analysis could be a factor that is considered in arriving at a fairness determination. Please advise. Also please disclose what perspective Jeffries gained from the analysis.

Comparable Public Company Analysis, page 24

18.   We note your response to prior comment 30. Based on your disclosure, the value to investors of the mathematical analysis, including mean and median figures, is not clear. Accordingly, we reissue the comment.

Selected Comparable Transactions Analysis, page 24

19.   We note your response to prior comment 31. With a view to disclosure, please tell us whether Jeffries utilized any quantitative parameters in addition to enterprise value to determine the reasonable similarity of the nine transactions.

20.   We note your response to prior comment 33. Please disclose which transactions involved private company targets and which ones involved public company targets.

Premiums Paid Analysis, page 26

21.   We note your response to prior comment 33. Please disclose the eighteen transactions and disclose that all involved public companies.

22.   We note your response to prior comment 35. Please note that comment 35 asks how the board, as opposed to Jeffries, considered the premiums paid analysis for the periods 1-day and 4-weeks prior to June 2, 2009. We therefore reissue the comment.

Security Ownership of Certain Owners, page 56

23.   We note your response to prior comment 44. Please revise footnotes (1) through (4) to disclose the natural person with voting and dispositive power over the shares listed. If you are unable to disclose the identity of natural persons through Section 13D and 13G filings, please tell us what steps you have taken to determine this information.

24.   We note your response to prior comment 46. Please supplementally provide the staff with copies of Schedule A to Annex A.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Special Counsel

cc: Christopher J. Hewitt, Esq. – Jones Day